Exhibit 99.1
Baytex Energy Corp.
Condensed Consolidated Statements of Financial Position
(thousands of Canadian dollars) (unaudited)

As at	September 30, 2015	December 31, 2014

ASSETS
Current assets
Cash	$233	$1,142
Trade and other receivables	99,264	203,259
Crude oil inventory	105	262
Financial derivatives	76,587	220,146
	176,189	424,809
Non-current assets
Financial derivatives	9,604	498
Exploration and evaluation assets (note 4)	522,911	542,040
Oil and gas properties (note 5)	5,158,971	4,983,916
Other plant and equipment	26,084	34,268
Goodwill (note 6)	—	245,065
	$5,893,759	$6,230,596

LIABILITIES
Current liabilities
Trade and other payables	$260,141	$398,261
Dividends payable to shareholders	—	16,811
Financial derivatives	13,062	54,839
	273,203	469,911
Non-current liabilities
Bank loan (note 7)	204,314	663,312
Long-term debt (note 8)	1,560,065	1,399,032
Asset retirement obligations (note 9)	269,003	286,032
Deferred income tax liability	845,110	905,532
	3,151,695	3,723,819

SHAREHOLDERS’ EQUITY
Shareholders' capital (note 10)	4,283,851	3,580,825
Contributed surplus	21,653	31,067
Accumulated other comprehensive income	615,950	199,575
Deficit	(2,179,390)	(1,304,690)
	2,742,064	2,506,777
	$5,893,759	$6,230,596

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(thousands of Canadian dollars, except per common share amounts) (unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014

Revenues, net of royalties (note 14)	$211,122	$483,493	$707,576	$1,158,544

Expenses
Production and operating	77,490	98,625	247,325	243,955
Transportation and blending	15,880	30,931	64,892	114,419
Exploration and evaluation (note 4)	2,003	1,637	6,549	16,145
Depletion and depreciation	162,503	172,024	498,106	360,208
Impairment (note 5 & 6)	493,227	—	493,227	—
General and administrative	13,976	16,770	46,588	42,978
Acquisition-related costs	—	—	—	36,973
Share-based compensation (note 11)	3,209	6,854	19,442	22,941
Financing costs (note 15)	27,542	31,312	83,724	61,498
Financial derivatives (gain) (note 17)	(62,386)	(90,532)	(74,381)	(48,487)
Foreign exchange loss (note 16)	87,519	57,046	170,599	43,109
Divestiture of oil and gas properties (gain) loss	(305)	(26,847)	1,525	(45,588)
	820,658	297,820	1,557,596	848,151
Net income (loss) before income taxes	(609,536)	185,673	(850,020)	310,393
Income tax (recovery) expense (note 13)
Current income tax expense	178	52,461	16,560	52,461
Deferred income tax (recovery) expense	(91,858)	(11,157)	(145,853)	28,923
	(91,680)	41,304	(129,293)	81,384
Net income (loss) attributable to shareholders	$(517,856)	$144,369	$(720,727)	$229,009
Other comprehensive income
Foreign currency translation adjustment	217,122	155,498	416,375	108,373
Comprehensive income (Loss)	$(300,734)	$299,867	$(304,352)	$337,382

Net income (loss) per common share (note 12)
Basic	$(2.49)	$0.87	$(3.71)	$1.60
Diluted	$(2.49)	$0.86	$(3.71)	$1.59

Weighted average common shares (note 12)
Basic	207,988	166,189	194,143	142,730
Diluted	207,988	167,300	194,143	144,222

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Changes in Equity
(thousands of Canadian dollars) (unaudited)

	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total equity
Balance at December 31, 2013	$2,004,203	$53,081	$1,484	$(776,283)	$1,282,485
Dividends to shareholders	—	—	—	(298,509)	(298,509)
Exercise of share rights	18,759	(10,692)	—	—	8,067
Vesting of share awards	32,266	(32,266)	—	—	—
Share-based compensation	—	22,941	—	—	22,941
Issued for cash	1,495,044	—	—	—	1,495,044
Issuance costs, net of tax	(78,468)	—	—	—	(78,468)
Issued pursuant to dividend reinvestment plan	68,677	—	—	—	68,677
Accumulated other comprehensive income recognized on disposition of foreign operation	—	—	(15,442)	—	(15,442)
Comprehensive income for the period	—	—	108,373	229,009	337,382
Balance at September 30, 2014	$3,540,481	$33,064	$94,415	$(845,783)	$2,822,177
Balance at December 31, 2014	3,580,825	31,067	199,575	(1,304,690)	2,506,777
Dividends to shareholders	—	—	—	(153,973)	(153,973)
Vesting of share awards	28,856	(28,856)	—	—	—
Share-based compensation	—	19,442	—	—	19,442
Issued for cash	632,494	—	—	—	632,494
Issuance costs, net of tax	(19,301)	—	—	—	(19,301)
Issued pursuant to dividend reinvestment plan	60,977	—	—	—	60,977
Comprehensive income (loss) for the period	—	—	416,375	(720,727)	(304,352)
Balance at September 30, 2015	$4,283,851	$21,653	$615,950	$(2,179,390)	$2,742,064

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Cash Flows
(thousands of Canadian dollars) (unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014

CASH PROVIDED BY (USED IN):
Operating activities
Net income (loss) for the period	$(517,856)	$144,369	$(720,727)	$229,009
Adjustments for:
Share-based compensation (note 11)	3,209	6,854	19,442	22,941
Unrealized foreign exchange loss (note 16)	89,215	54,937	172,182	40,014
Exploration and evaluation	2,003	1,637	6,549	16,145
Depletion and depreciation	162,503	172,024	498,106	360,208
Impairment (note 5 & 6)	493,227	—	493,227	—
Unrealized financial derivatives (gain) loss (note 17)	(37,234)	(98,688)	92,677	(76,187)
Divestitures of oil and gas properties (gain) loss	(305)	(26,847)	1,525	(45,588)
Current income tax expense on divestitures	—	52,461	—	52,461
Deferred income tax (recovery) expense	(91,858)	(11,157)	(145,853)	28,923
Financing costs (note 15)	27,542	31,312	83,724	61,498
Change in non-cash working capital	39,470	24,094	52,768	(57,846)
Asset retirement obligations settled (note 9)	(2,273)	(3,894)	(9,879)	(10,782)
	167,643	347,102	543,741	620,796

Financing activities
Payment of dividends	(26,655)	(89,770)	(109,806)	(217,407)
Increase (decrease) in bank loan	2,989	(333,027)	(479,593)	248,860
Net proceeds from issuance of long-term debt	—	—	—	849,944
Tender of long-term debt	—	—	(10,372)	(793,099)
Issuance of common shares related to share rights (note 10)	—	3,345	—	8,067
Issuance of common shares, net of issue costs (note 10)	—	—	606,095	1,401,317
Interest paid	(18,732)	(19,492)	(69,082)	(48,952)
	(42,398)	(438,944)	(62,758)	1,448,730

Investing activities
Additions to exploration and evaluation assets (note 4)	(834)	(2,735)	(4,532)	(11,883)
Additions to oil and gas properties (note 5)	(125,970)	(227,297)	(375,711)	(539,490)
Property acquisitions, net of divestitures	498	341,908	(2,222)	332,129
Corporate acquisition	—	—	—	(1,866,307)
Current income tax expense on divestiture	—	—	(8,181)	—
Additions to other plant and equipment, net of disposals	425	(1,843)	5,131	(6,704)
Change in non-cash working capital	399	(33,466)	(97,408)	6,742
	(125,482)	76,567	(482,923)	(2,085,513)
Impact of foreign currency translation on cash balances	196	276	1,031	772
Change in cash	(41)	(14,999)	(909)	(15,215)
Cash, beginning of period	274	18,152	1,142	18,368
Cash, end of period	$233	$3,153	$233	$3,153

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp.
Notes to the Condensed Consolidated Financial Statements
As at September 30, 2015 and December 31, 2014 and for the three and nine months ended September 30, 2015 and 2014
(all tabular amounts in thousands of Canadian dollars, except per common share amounts) (unaudited)

1.	REPORTING ENTITY
Baytex Energy Corp. (the “Company” or “Baytex”) is an oil and gas corporation engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin and the United States. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The Company’s head and principal office is located at 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

2.	BASIS OF PRESENTATION
The condensed interim unaudited consolidated financial statements ("consolidated financial statements") have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. These consolidated financial statements do not include all the necessary annual disclosures as prescribed by International Financial Reporting Standards and should be read in conjunction with the annual audited consolidated financial statements as of December 31, 2014. The Company's accounting policies are unchanged compared to December 31, 2014. The use of estimates and judgments is also consistent with the December 31, 2014 financial statements.

The consolidated financial statements were approved by the Board of Directors of Baytex on November 5, 2015.

The consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments which have been measured at fair value. The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is rounded to the nearest thousand, except per share amounts and when otherwise indicated. Prior period financial statement amounts have been reclassified to conform with current period presentation.

3. SEGMENTED FINANCIAL INFORMATION

Baytex's reportable segments are determined based on the Company's geographic locations.

•	Canada includes the exploration for, and the development and production of, crude oil and natural gas in Western Canada.

•
U.S. includes the exploration for, and the development and production of, crude oil and natural gas in the state of Texas, USA and, for the comparative period, the state of North Dakota, USA. The Texas assets were acquired on June 11, 2014. The North Dakota assets were sold on September 24, 2014.

•	Corporate includes corporate activities and items not allocated between operating segments.

	Canada		U.S.		Corporate		Consolidated
Three Months Ended September 30	2015	2014	2015	2014	2015	2014	2015	2014

Revenues, net of royalties	$107,285	$294,950	$103,837	$188,543	$—	$—	$211,122	$483,493

Expenses
Production and operating	48,946	66,311	28,544	32,314	—	—	77,490	98,625
Transportation and blending	15,880	30,931	—	—	—	—	15,880	30,931
Exploration and evaluation	2,003	1,043	—	594	—	—	2,003	1,637
Depletion and depreciation	65,525	78,573	95,827	92,582	1,151	869	162,503	172,024
Impairment	—	—	493,227	—	—	—	493,227	—
General and administrative	—	—	—	—	13,976	16,770	13,976	16,770
Share-based compensation	—	—	—	—	3,209	6,854	3,209	6,854
Financing costs	—	—	—	—	27,542	31,312	27,542	31,312
Financial derivatives (gain)	—	—	—	—	(62,386)	(90,532)	(62,386)	(90,532)
Foreign exchange loss	—	—	—	—	87,519	57,046	87,519	57,046
Divestiture of oil and gas properties (gain)	(305)	—	—	(26,847)	—	—	(305)	(26,847)
	132,049	176,858	617,598	98,643	71,011	22,319	820,658	297,820
Net income (loss) before income taxes	(24,764)	118,092	(513,761)	89,900	(71,011)	(22,319)	(609,536)	185,673
Income tax expense
Current income tax (recovery) expense	(1,852)	—	2,030	52,461	—	—	178	52,461
Deferred income tax (recovery) expense	64,820	39,199	(147,892)	(43,755)	(8,786)	(6,601)	(91,858)	(11,157)
	62,968	39,199	(145,862)	8,706	(8,786)	(6,601)	(91,680)	41,304
Net income (loss)	$(87,732)	$78,893	$(367,899)	$81,194	$(62,225)	$(15,718)	$(517,856)	$144,369
Total oil and natural gas capital expenditures(1)	$32,897	$76,233	$93,409	$(188,109)	$—	$—	$126,306	$(111,876)
(1) Includes acquisitions and divestitures.

	Canada		U.S.		Corporate		Consolidated
Nine Months Ended September 30	2015	2014	2015	2014	2015	2014	2015	2014

Revenues, net of royalties	$377,698	$899,721	$329,878	$258,823	$—	$—	$707,576	$1,158,544
								—
Expenses								—
Production and operating	164,860	198,867	82,465	45,088	—	—	247,325	243,955
Transportation and blending	64,892	114,419	—	—	—	—	64,892	114,419
Exploration and evaluation	6,549	9,116	—	7,029	—	—	6,549	16,145
Depletion and depreciation	208,354	237,029	287,030	121,048	2,722	2,131	498,106	360,208
Impairment	—	—	493,227	—	—	—	493,227	—
General and administrative	—	—	—	—	46,588	42,978	46,588	42,978
Acquisition-related costs	—	—	—	—	—	36,973	—	36,973
Share-based compensation	—	—	—	—	19,442	22,941	19,442	22,941
Financing costs	—	—	—	—	83,724	61,498	83,724	61,498
Financial derivatives (gain)	—	—	—	—	(74,381)	(48,487)	(74,381)	(48,487)
Foreign exchange loss	—	—	—	—	170,599	43,109	170,599	43,109
Divestiture of oil and gas properties loss (gain)	1,769	(18,741)	(244)	(26,847)	—	—	1,525	(45,588)
	446,424	540,690	862,478	146,318	248,694	161,143	1,557,596	848,151
Net income (loss) before income taxes	(68,726)	359,031	(532,600)	112,505	(248,694)	(161,143)	(850,020)	310,393
Income tax expense
Current income tax expense	12,673	—	3,887	52,461	—	(322,286)	16,560	52,461
Deferred income tax (recovery) expense	24,711	102,157	(129,631)	(37,283)	(40,933)	(35,951)	(145,853)	28,923
	37,384	102,157	(125,744)	15,178	(40,933)	(358,237)	(129,293)	81,384
Net income (loss)	$(106,110)	$256,874	$(406,856)	$97,327	$(207,761)	$197,094	$(720,727)	$229,009
Total oil and natural gas capital expenditures(1)	$64,680	$337,343	$317,785	$2,794,849	$—	$—	$382,465	$3,132,192
(1) Includes acquisitions and divestitures.

As at	September 30, 2015	December 31, 2014
Canadian assets	$2,169,764	$2,398,241
U.S. assets	3,627,090	3,598,192
Corporate assets	96,905	234,163
Total consolidated assets	$5,893,759	$6,230,596

4.	EXPLORATION AND EVALUATION ASSETS

Cost
As at December 31, 2013	$162,987
Capital expenditures	15,824
Corporate acquisition	391,127
Property acquisition	12,489
Exploration and evaluation expense	(17,743)
Transfer to oil and gas properties	(10,443)
Divestitures	(40,306)
Foreign currency translation	28,105
As at December 31, 2014	$542,040
Capital expenditures	4,532
Property acquisition	1,746
Exploration and evaluation expense	(6,549)
Transfer to oil and gas properties	(82,729)
Divestitures	(663)
Foreign currency translation	64,534
As at September 30, 2015	$522,911

5.	OIL AND GAS PROPERTIES

Cost
As at December 31, 2013	$3,223,768
Capital expenditures	750,247
Corporate acquisition	2,520,612
Property acquisitions	85,600
Transferred from exploration and evaluation assets	10,443
Change in asset retirement obligations	69,844
Divestitures	(426,477)
Foreign currency translation	197,723
As at December 31, 2014	$6,431,760
Capital expenditures	375,711
Property acquisitions	526
Transferred from exploration and evaluation assets	82,729
Change in asset retirement obligations	(15,039)
Divestitures	(911)
Impairment	(210,285)
Foreign currency translation	484,783
As at September 30, 2015	$7,149,274

Accumulated depletion
As at December 31, 2013	$1,000,982
Depletion for the period	532,825
Divestitures	(96,916)
Foreign currency translation	10,953
As at December 31, 2014	$1,447,844
Depletion for the period	494,918
Foreign currency translation	47,541
As at September 30, 2015	$1,990,303

Carrying value
As at December 31, 2014	$4,983,916
As at September 30, 2015	$5,158,971

Due to the decline in current and forecast commodity prices, the Company recorded total impairments of $493.2 million ($419.0 million net of tax) on its U.S. assets. The impairment was recorded as a reduction to goodwill of $282.9 million and $210.3 million to oil and gas properties. The recoverable amount for the USA cash generating unit ("CGU") was not sufficient to support the carrying amounts of the assets resulting in the impairment at September 30, 2015. No impairment was recorded for the three and nine months ended September 30, 2014. The recoverable amount of oil and gas properties was estimated based on their value in use at September 30, 2015 using the estimated discounted cash flows from the Company’s best estimate of reserves utilizing a pre-tax discount rate of 10%.
For the impairment test at September 30, 2015, the Company's estimate of reserves incorporated the December 31, 2014 independent reserve report updated for recent activity and cost structure changes. The key estimates incorporated into the discounted cash flows include reserves, commodity prices and the discount rate.

The following commodity price estimates were used to determine the discounted cash flows. Prices and costs subsequent to 2020 have been adjusted for estimated annual inflation of 1.5%.

	2016	2017	2018	2019	2020
WTI crude oil (US$/bbl)	55.00	70.00	75.00	80.00	81.20
LLS oil (US$/bbl)	58.05	73.09	78.14	83.18	84.43
AECO natural gas ($/MMBtu)	3.10	3.32	3.91	4.49	4.79
Exchange rate (CAD/USD)	1.28	1.18	1.18	1.18	1.18

6.	GOODWILL

As at December 31, 2013	$37,755
Acquired goodwill	615,338
Impairment	(449,590)
Foreign currency translation	41,562
As at December 31, 2014	$245,065
Impairment	(282,941)
Foreign currency translation	37,876
As at September 30, 2015	$—

At September 30, 2015, due to the decline in current and forecast commodity prices, the Company recorded total impairments of $493.2 million ($419.0 million net of tax) on its USA CGU. The impairment was recorded as a reduction to goodwill of $282.9 million and $210.3 million to oil and gas properties. The recoverable amount of the USA CGU was not sufficient to support the carrying amounts of the assets resulting in the impairment. No impairment was recorded for the three and nine months ended September 30, 2014.

7.	BANK LOAN

	September 30, 2015	December 31, 2014
Bank loan	$204,314	$663,312

Baytex has established revolving extendible unsecured credit facilities with its bank lending syndicate that include a $50 million operating loan and a $950 million syndicated loan for Baytex and a US$200 million syndicated loan for its wholly-owned subsidiary, Baytex Energy USA, Inc. (collectively, the "Revolving Facilities"). On May 25, 2015, Baytex reached an agreement with its lending syndicate to extend the revolving period under the Revolving Facilities to June 4, 2019 (from June 4, 2018).

The Revolving Facilities are not borrowing base facilities and do not require annual or semi-annual reviews. The facilities contain standard commercial covenants and do not require any mandatory principal payments prior to maturity on June 4, 2019. In the event that Baytex exceeds or breaches any of the covenants under the Revolving Facilities, its ability to pay dividends to its shareholders, borrow funds or increase the facilities may be restricted. Baytex is in compliance with all covenants at September 30, 2015.

The weighted average interest rate on the bank loan was 4.17% for the three months ended September 30, 2015 (three months ended September 30, 2014 - 3.42%) and 3.21% for the nine months ended September 30, 2015 (nine months ended September 30, 2014 - 3.52%).

8.LONG-TERM DEBT

	September 30, 2015	December 31, 2014
9.875% notes (US$7,900 – principal) due February 15, 2017	$—	$9,737
7.500% notes (US$6,400 – principal) due April 1, 2020	9,321	8,167
6.750% notes (US$150,000 – principal) due February 17, 2021	199,032	172,207
5.125% notes (US$400,000 – principal) due June 1, 2021	530,011	458,554
6.625% notes (Cdn$300,000 – principal) due July 19, 2022	295,259	294,859
5.625% notes (US$400,000 – principal) due June 1, 2024	526,442	455,508
Total long-term debt	$1,560,065	$1,399,032

On February 27, 2015, the Company redeemed all of the outstanding 9.875% notes due February 15, 2017 for US$8.3 million plus accrued interest.

Interest is payable semi-annually on each series of notes outstanding. The notes are redeemable in accordance with the redemption provisions contained within each of the respective indenture agreements.

9.	ASSET RETIREMENT OBLIGATIONS

	September 30, 2015	December 31, 2014
Balance, beginning of period	$286,032	$221,628
Liabilities incurred	3,738	18,516
Liabilities settled	(9,879)	(14,528)
Liabilities divested, net of acquisitions	138	(21,817)
Accretion	4,767	7,251
Change in estimate(1)	5,052	31,599
Changes in discount rates and inflation rates	(23,967)	42,763
Foreign currency translation	3,122	620
Balance, end of period	$269,003	$286,032

(1)	Changes in the estimated costs, the timing of abandonment and reclamation and the status of wells are factors resulting in a change in estimate.

10.	SHAREHOLDERS' CAPITAL
The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10,000,000 preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and terms of the preferred shares upon issuance. As at September 30, 2015, no preferred shares have been issued by the Company and all common shares issued were fully paid.

	Number of Common Shares (000s)	Amount
Balance, December 31, 2013	125,392	$2,004,203
Issued on exercise of share rights	683	11,298
Transfer from contributed surplus on exercise of share rights	—	14,369
Transfer from contributed surplus on vesting and conversion of share awards	842	35,108
Issued for cash	38,433	1,495,044
Issuance costs, net of tax	—	(78,468)
Issued pursuant to dividend reinvestment plan	2,757	99,271
Balance, December 31, 2014	168,107	$3,580,825
Transfer from contributed surplus on vesting and conversion of share awards	734	28,856
Issued for cash	36,455	632,494
Issuance costs, net of tax	—	(19,301)
Issued pursuant to dividend reinvestment plan	4,929	60,977
Balance, September 30, 2015	210,225	$4,283,851

On April 2, 2015, Baytex issued 36,455,000 common shares for aggregate gross proceeds of approximately $632.5 million, $606.0 million net of issue costs. Issuance costs of $26.4 million ($19.3 million, after tax) were incurred and recorded as a reduction to shareholders' capital.

Baytex has a dividend reinvestment plan that allows eligible holders in Canada and the United States to reinvest their monthly cash dividends to acquire additional common shares. During the nine months ended September 30, 2015, a total of 4,928,529 common shares were issued in accordance with this plan.

11.	EQUITY-BASED PLANS
Share Award Incentive Plan

The Company recorded compensation expense related to the share awards of $3.2 million for the three months ended September 30, 2015 (three months ended September 30, 2014 - $6.9 million) and $19.4 million for the nine months ended September 30, 2015 (nine months ended September 30, 2014 - $22.9 million).

The estimated weighted average fair value for the share awards at the measurement date is $17.17 per award granted during the nine months ended September 30, 2015 (nine months ended September 30, 2014 - $43.79 per award).

The number of share awards outstanding is detailed below:

(000s)	Number of restricted awards	Number of performance awards	Total number of share awards
Balance, December 31, 2013	723	580	1,303
Granted	533	483	1,016
Vested and converted to common shares	(320)	(258)	(578)
Forfeited	(189)	(190)	(379)
Balance, December 31, 2014	747	615	1,362
Granted	611	495	1,106
Vested and converted to common shares	(292)	(228)	(520)
Forfeited	(159)	(73)	(232)
Balance, September 30, 2015	907	809	1,716

12.	NET INCOME (LOSS) PER SHARE

	Three Months Ended September 30
	2015			2014
	Net loss	Common shares (000s)	Net loss per share	Net income	Common shares (000s)	Net income per share
Net income (loss) - basic	$(517,856)	207,988	$(2.49)	$144,369	166,189	$0.87
Dilutive effect of share awards	—	—	—	—	928	—
Dilutive effect of share rights	—	—	—	—	183	—
Net income (loss) - diluted	$(517,856)	207,988	$(2.49)	$144,369	167,300	$0.86

	Nine Months Ended September 30
	2015			2014
	Net loss	Common shares (000s)	Net loss per share	Net income	Common shares (000s)	Net income per share
Net income (loss) - basic	$(720,727)	194,143	$(3.71)	$229,009	142,730	$1.60
Dilutive effect of share awards	—	—	—	—	1,258	—
Dilutive effect of share rights	—	—	—	—	234	—
Net income (loss) - diluted	$(720,727)	194,143	$(3.71)	$229,009	144,222	$1.59

The number of anti-dilutive share awards for the three and nine months ended September 30, 2015 was 1.7 million.

13.	INCOME TAXES
The provision for income taxes has been computed as follows:

	Nine Months Ended September 30
	2015	2014
Net income (loss) before income taxes	$(850,020)	$310,393
Expected income taxes at the statutory rate of 26.23%(1) (2014 - 25.47%)	(222,960)	79,057
Increase (decrease) in income taxes resulting from:
Share-based compensation	5,100	6,309
Non-taxable portion of foreign exchange loss	22,340	2,829
Effect of change in income tax rates(1)	10,621	287
Effect of rate adjustments for foreign jurisdictions	(57,119)	(1,254)
Effect of change in deferred tax benefit not recognized	34,414	1,521
Impairment	74,215	—
Other	4,096	(7,365)
Income tax (recovery) expense	$(129,293)	$81,384
(1) Expected income tax rate increased due to an increase in the corporate income tax rate in Alberta (from 10% to 12%), offset by a decrease in the Texas franchise tax rate (from 1.00% to 0.75%).

In 2014, the Canada Revenue Agency (“the CRA”) advised Baytex that it was proposing to reassess certain subsidiaries of Baytex to deny non-capital loss deductions relevant to the calculation of income taxes for the years 2011 through 2013. Baytex has filed its 2014 income tax return and intends to file its future tax returns on the same basis as the 2011 through 2013 tax returns, cumulatively claiming $591 million of non-capital losses. The Company believes that it is entitled to deduct the non-capital losses and that its tax filings to-date are correct. The Company has formally responded with a letter to the CRA indicating the same. At this time, the CRA has not issued a reply to Baytex’s letter. The Company expects to continue to defend the position as filed.

14.	REVENUES

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
Petroleum and natural gas revenues	$265,413	$633,266	$890,321	$1,492,588
Royalty expenses	(57,503)	(150,922)	(192,096)	(338,083)
Royalty income	498	1,151	1,776	3,626
Other income	2,714	(2)	7,575	413
Revenues, net of royalties	$211,122	$483,493	$707,576	$1,158,544

15.	FINANCING COSTS

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
Bank loan	$2,361	$9,174	$9,785	$16,644
Long-term debt	22,680	20,352	66,053	39,547
Accretion on asset retirement obligations and other	2,501	1,786	7,886	5,307
Financing costs	$27,542	$31,312	$83,724	$61,498

16.	FOREIGN EXCHANGE

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
Unrealized foreign exchange loss	$89,215	$54,937	$172,182	$40,014
Realized foreign exchange (gain) loss	(1,696)	2,109	(1,583)	3,095
Foreign exchange loss	$87,519	$57,046	$170,599	$43,109

17.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The Company had in place the following currency derivative contracts relating to operations as at November 5, 2015:

Type	Period	Amount per month	Sales Price	Reference
Monthly forward spot sale	October 2015 to December 2015	US$8.50 million	1.0953	(1)
Monthly average rate forward	October 2015 to December 2015	US$9.00 million	1.1094	(1)
Monthly range forward spot sale	October 2015 to December 2015	US$1.00 million	1.1000-1.1674	(2)(3)
Contingent monthly forward spot sale	October 2015 to December 2015	US$1.00 million	1.1674	(2)(4)

(1)	Based on the weighted average contract rates (CAD/USD).

(2)	Actual contract rate (CAD/USD).

(3)
Settlement at or below the lower end of the price collar results in settlement at the lower end of the price collar. Settlement above the lower end of the price collar results in settlement at the higher end of the price collar.

(4)	Settlement required if settlement price is above the strike price; contract entered into simultaneously with monthly average range forward contract or monthly range forward spot sale.
The carrying amounts of the Company’s U.S. dollar denominated monetary assets and liabilities at the reporting date are as follows:

	Assets		Liabilities
	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014
U.S. dollar denominated	US$114,447	US$329,716	US$1,210,566	US$1,295,391

Commodity Price Risk

Baytex monitors and, when appropriate, utilizes financial derivative contracts or physical delivery contracts to manage the risk associated with changes in commodity prices. The use of derivatives are governed by a Risk Management Policy approved by the Board of Directors of Baytex which sets out limits on the use of derivatives. Baytex does not use financial derivatives for speculative purposes. Baytex's financial derivative contracts are subject to master netting agreements that create a legally enforceable right to offset by the counterparty the related financial assets and financial liabilities. The Company has applied netting to Producer 3-way options. Baytex manages these contracts based on the net exposure to market risk. As at September 30, 2015, $6.4 million of gross liabilities have been netted against assets (nil at December 31, 2014).

Financial Derivative Contracts

Baytex had the following financial derivative contracts as at November 5, 2015:

Oil	Period	Volume	Price/Unit(1)	Index
Fixed - Sell	October 2015 to December 2015	6,000 bbl/d	US$85.65	WTI
Fixed - Sell	October 2015 to March 2016	1,000 bbl/d	US$65.33	WTI
Fixed - Sell	October 2015 to June 2016	2,000 bbl/d	US$62.50	WTI
Producer 3-way option(2)	October 2015 to December 2016	1,000 bbl/d	US$62.50/US$50/US$40	WTI
Fixed - Sell	January 2016 to December 2016	5,000 bbl/d	US$63.79	WTI
Producer 3-way option(2)	January 2016 to December 2016	4,600 bbl/d	US$59.67/US$50/US$40	WTI
Basis swap	January 2016 to December 2016	2,000 bbl/d	WTI less US$13.00	WCS
Fixed - Sell(3)	November 2015 to December 2015	1,000 bbl/d	US$50.98	WTI
Producer 3-way option(2)(3)	January 2016 to December 2016	1,900 bbl/d	US$60/US$50/US$40	WTI
Producer 3-way option(2)(3)	January 2016 to December 2017	2,000 bbl/d	US$60/US$50/US$40	WTI

(1)	Based on the weighted average price/unit for the remainder of the contract.

(2)
Producer 3-way option consists of a sold call, a bought put and a sold put. In a $60/$50/$40 example, Baytex receives WTI + US$10/bbl when WTI is at or below US$40/bbl; Baytex receives US$50/bbl when WTI is between US$40/bbl and US$50/bbl; Baytex receives WTI when WTI is between US$50/bbl and US$60/bbl; and Baytex receives US$60/bbl when WTI is above US$60/bbl.

(3)	Contracts entered subsequent to September 30, 2015.

Natural Gas	Period	Volume	Price/Unit(1)	Index
Fixed - Sell	October 2015 to December 2015	10,000 mmBtu/d	US$3.03	NYMEX
Fixed - Sell	October 2015 to December 2015	20,000 GJ/d	$2.88	AECO
Fixed - Sell	October 2015 to December 2016	5,000 mmBtu/d	US$3.13	NYMEX
Fixed - Sell	January 2016 to December 2016	5,000 mmBtu/d	US$3.25	NYMEX
Fixed - Sell	January 2016 to December 2016	15,000 GJ/d	$2.96	AECO

(1)	Based on the weighted average price/unit for the remainder of the contract.

Financial derivatives are marked-to-market at the end of each reporting period, with the following reflected in the consolidated statements of income (loss) and comprehensive income (loss):

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
Realized financial derivatives (gain) loss	$(25,152)	$8,156	$(167,058)	$27,700
Unrealized financial derivatives (gain) loss - commodity	(43,012)	(96,357)	92,179	(61,780)
Unrealized financial derivatives (gain) loss - redemption feature on long-term debt	5,778	(2,331)	498	(14,407)
Financial derivatives loss (gain)	$(62,386)	$(90,532)	$(74,381)	$(48,487)

Physical Delivery Contracts

As at September 30, 2015, the following physical delivery contracts were held for the purpose of delivery of non-financial items in accordance with the Company's expected sale requirements. Physical delivery contracts are not considered financial instruments; therefore, no asset or liability has been recognized in the consolidated financial statements.

Heavy Oil	Period	Volume	Price/Unit(1)
WCS Blend	October 2015 to December 2015	1,026 bbl/d	WTI less US$12.50

At September 30, 2015, Baytex had committed at fixed price to deliver the volumes of raw bitumen at noted below to market on rail:

	Period	Term Volume
Raw bitumen	October 2015 to December 2015	2,000 bbl/d